

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 24, 2010

Mr. Timo Ihamuotila
Executive Vice President and Chief Financial Officer
Nokia Corporation
Keilalahdentie 4
P.O. Box 226
FI-00045 NOKIA GROUP
Espoo, Finland

> **RE: Nokia Corporation**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 1-13202**

Dear Mr. Ihamuotila:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director